MARK S. ZEIDMAN                                           T:  561-682-8600
SENIOR VICE PRESIDENT                                     F:  561-682-8177
CHIEF FINANCIAL OFFICER                                   E:  MZEIDMAN@OCWEN.COM






By U.S. Mail and Facsimile to (202) 942-9530
--------------------------------------------

December 14, 2004


Attn:  Christian Windsor
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Ocwen Financial Corporation
         Form S-3 filed on October 12th 2004
         File Number 333-119698

Dear Mr. Windsor:

We have reviewed the comments set forth in your letter dated November 10, 2004 and have provided responses as requested. We will incorporate our responses into a pre-effective amendment to our Form S-3 (333-119698), which we will submit with adequate time for your review before submitting a request for acceleration of effectiveness.

Selling Security Holders - page 83
----------------------------------

     1. Please disclose that you will file a post effective amendment for selling securityholders as they become known. We note that you have not identified a selling securityholder for approximately 42.20% of your registration statement. We would expect that a post effective amendment will be filed for this portion of your offering in order for those securityholders to sell using this registration statement. Please clarify the disclosure in footnote 2 on page 85.

We will disclose that we will file a post-effective amendment to the registration statement, if required by, and pursuant to, the registration rights agreement, to name in the registration statement and the related prospectus any


                           Ocwen Financial Corporation
        1675 Palm Beach Lakes Boulevard, #1000, West Palm Beach, FL 33401
             Mail to: P.O. Box 24737, West Palm Beach, FL 33416-4737
selling security holder who has not been so named previously. Notwithstanding the foregoing, we reserve the right to file a prospectus supplement pursuant to Rule 424(b) to name as a selling security holder any holder who is a transferee, pledgee or donee of, or a successor to, a selling security holder who was previously named in the registration statement or the related prospectus.

Please see our response to Comment #2 below for our response to your comment regarding footnote 2 on page 85.

     2. Please revise your listing of "other" selling securityholders to clearly disclose that this is limited to holders, transferees, pledges, donees or successors from prior sales of the securities. It should be clear that no other selling securityholder may sell off of this registration statement.

We will revise the description of "other" selling security holders (including the related footnote (2)) to clarify that only holders who are named in the registration statement or the related prospectus as described above in our response to Comment #1 shall be permitted to sell off the registration statement or use the related prospectus.

*  *  *  *  *

If you have any further questions or comments, please contact either of the undersigned at the numbers indicated below.

Very truly yours,



/s/ MARK S. ZEIDMAN
------------------------------
Mark S. Zeidman
Senior Vice President &
Chief Financial Officer
(561) 682-8600